Exhibit 99.3

Introducing the Option Exchange Program To help address employee stock options that are substantially “underwater” (meaning options with strike prices that are greater than our current stock price), we are offering you a one-time opportunity to exchange certain eligible underwater stock options for new options. This sheet presents a general overview of the program. A formal Offer to Exchange will be provided to you when the exchange window opens on July 2, 2010. The Program Textron’s voluntary Option Exchange Program enables you to convert certain employee stock options that may not yield value before they expire, into fewer new options with a lower strike price. The strike price of the new options will be equal to Textron’s closing stock price on July 30, 2010. Since the lower strike price of the new options makes them more valuable, you will receive fewer new options than the number of eligible options you turn in. Based on a stock price of around $20 per share, the exchange ratio can range from approximately 2½ to 3½ eligible options for 1 new option. This ratio also reflects a 15% discount built into the exchange calculation to balance shareholder interests and mitigate accounting expense. During the open window, exchange ratios will be updated nightly. Final exchange ratios will be calculated after the stock market closes on Friday, July 30, 2010. The new options will vest in either 12 months or by the original vesting terms of the eligible options that were turned in – whichever is longer. Any new options that have not vested before you retire or leave the company, cancel on the date of termination. All new options will be nonqualified stock options. Employee Eligibility U.S. employees who hold eligible options and remain employed throughout the open exchange window may participate in the program; Textron executive officers are not eligible to participate. Option Exchange Program: Program Overview JULY 2 – 30, 2010 Summary Beginning July 2, you can login to the Option Exchange Website to view your eligible options and access online calculators You decide whether to exchange your eligible options on a grant-bygrant basis Based on a $20 strike price, you will need to exchange approximately 2½ to 3½ eligible options to receive 1 new option The strike price of the new options will equal Textron’s closing stock price on July 30, 2010 New options vest in 12 months from grant date or by the vesting terms of the eligible options, whichever is longer

Eligible Stock Options
For an option to be eligible, its strike price must exceed the greater of:

1.     $38.00,

2.     The 52-week high trading price of Textron’s stock (as of NYSE close on July 30, 2010), or

3.     50% above the closing price of our common stock on July 30, 2010.

Option grants eligible for the program as of June 21, 2010 have strike prices that range from $38 per share to $70 per share. Eligible options can be vested or unvested, incentive stock options or nonqualified stock options. You can exchange all or none of your eligible options on a grant-by-grant basis.

Timing
The option exchange window is slated to open on July 2, 2010 and close at 11:59 p.m. (Eastern Time) on July 30, 2010. These dates are subject to change and Textron reserves the right to extend the time period during which the window remains open.

How to Make an Exchange
You must submit your decision to exchange online through the Option Exchange Website. You will receive an e-mail from generalequity@textron.com with an Internet address and password for the site on July 2, 2010. This secure, dedicated site will list your eligible options and show the estimated corresponding number of new options you would receive in exchange (as of Textron’s last closing stock price). This site will also contain easy-to-use calculators to help you decide whether or not to exchange your eligible options.

Next Steps and Key Dates

PAGE 3 Option Exchange Program Where to Go for More Information The Option Exchange Website will contain information to help you decide whether or not to make an exchange, including a Breakeven Calculator, which will show you the stock price at which your eligible options would equal the value of the new options. In the meantime, please reference the accompanying FAQ document, contact Nate Walker, Stock Plan Lead, at (401) 457-3570, or send questions to generalequity@textron.com. Important legal information The option exchange program has not commenced. Textron will file a Tender Offer Statement with the Securities and Exchange Commission (SEC) upon the commencement of the option exchange program. Textron stock option holders should read this document before participating in the program, as it will contain important information. Textron stock option holders will be able to obtain the written materials described above, and other documents filed with the SEC, free of charge from the SEC’s website at www.sec.gov. In addition, stock option holders may obtain free copies of the documents filed by Textron with the SEC on the company’s Web site at the investor relations page on www.textron.com.